Exhibit 99.2

News Release

Sustainable Growth

HARVEST ENERGY TRUST ANNOUNCES INVESTMENT CANADA APPROVAL FOR
PLAN OF ARRANGEMENT WITH KOREA NATIONAL OIL CORPORATION

Calgary, Alberta – December 18, 2009 – Harvest Energy Trust (the "Trust") is pleased to announce that the Minister of Industry has notified Korea National Oil Corporation ("KNOC") that he is satisfied that the October 21, 2009 announced plan of arrangement (the "Arrangement") involving KNOC is likely to be a net benefit to Canada, as required by the Investment Canada Act. The Arrangement provides for the acquisition of all the issued and outstanding trust units by KNOC's Canadian subsidiary, KNOC Canada Ltd., for C$10.00 per unit. Harvest has now received all necessary approvals from unitholders, Alberta Court of Queens Bench, Investment Canada and Competition Canada, the Arrangement is scheduled to close on December 22, 2009.

Harvest is a significant operator in Canada's energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, the inability to obtain required consents, permits or approvals.

Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Corporate Head Office:	Investor & Media Contacts:
Harvest Energy	John Zahary, President & CEO
2100, 330 – 5th Avenue S.W.	Jason Crumley, Manager, Investor Relations
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca